UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

1 October 2008
Number 32/08

ACCC CLEARS PROPOSED ACQUISITION OF RIO TINTO

BHP Billiton today welcomed the decision by the Australian Competition and Consumer Commission that it does not object to BHP Billiton's proposed acquisition of Rio Tinto.

"We are very pleased to have received notice that the ACCC will not object to our proposed acquisition of Rio Tinto.

"We have long believed in the benefits of the combination of BHP Billiton and Rio Tinto. Our strategic rationale has always been based on the combined company having an incentive to produce more product, more quickly, to deliver to customers." BHP Billiton's Chief Commercial Officer, Alberto Calderon, said.

Confirmation that the ACCC does not object satisfies the Australian merger control pre-condition of BHP Billiton's proposed offer for Rio Tinto. In July, the U.S. Department of Justice also announced it would not oppose the transaction. The offer remains subject to the pre-conditions as disclosed in Appendix 1 of the announcement on 6 February 2008.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com
Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 Email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com
Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com
Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

Important Notice

The directors of BHP Billiton Limited and BHP Billiton Plc ("BHP Billiton") accept responsibility for the information contained in this release. Having taken all reasonable care to ensure that such is the case, the information contained in this release is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the Securities and Exchange Commission (the "SEC") a Registration Statement (the "Registration Statement"), which will contain a prospectus (the "Prospectus"), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 1 October 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary